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Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-195668

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This Prospectus Supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus dated May 9, 2014 (the "Prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice President, Finance and Chief Financial Officer of Bellatrix Exploration Ltd. at 1920, 800 — 5th Avenue SW Calgary, Alberta T2P 3T6, telephone (403) 750-2655, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated May 9, 2014

New Issue	May 28, 2014

CDN$150,100,000

15,800,000 Common Shares

We are hereby qualifying for distribution 15,800,000 common shares (the "Offered Shares") of Bellatrix Exploration Ltd. ("Bellatrix") at a price of CDN$9.50 per Offered Share (the "Offering Price") for aggregate gross proceeds of CDN$150,100,000 (the "Offering"). The Offering Price for the Offered Shares was determined by the negotiation between Bellatrix and Canaccord Genuity Corp. on behalf of itself and on behalf of Dundee Securities Ltd., AltaCorp Capital Inc., Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., Northland Capital Markets, TD Securities Inc., CIBC World Markets Inc., GMP Securities L.P., Paradigm Capital Inc, and Scotia Capital Inc. (collectively, the "Underwriters"). See "Plan of Distribution". Further particulars concerning the attributes of our common shares (the "Common Shares") are set out under the heading "Description of Common Shares" in the Prospectus, which provides for the issuance, from time to time, of up to $750,000,000 of Common Shares, subscription receipts, warrants and/or units over a 25 month period.

Price: CDN$9.50 per Offered Share

	Price to the Public		Underwriters' Fee(2)		Net Proceeds to Bellatrix(3)
Per Offered Share		CDN$9.50		CDN$0.38		CDN$9.12
Total(1)	CDN$	150,100,000	CDN$	6,004,000	CDN$	144,096,000

Notes:

(1)
We have granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, at any time from time to time, until the date which is 30 days following the closing of the Offering, to purchase up to an additional 2,370,000 Common Shares (the "Additional Offered Shares") on the same terms and conditions as the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Bellatrix" (before deducting expenses of the Offering) will be CDN$172,615,000, CDN$6,904,600 and CDN$165,710,400, respectively. This Prospectus Supplement also qualifies the issuance of the Additional Offered Shares upon the exercise of the Over-Allotment Option. A purchaser who acquires Additional Offered Shares forming part of the Underwriters' over-allocation position acquires such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Where applicable, references to "Offering" and "Offered Shares" in this Prospectus Supplement include the Additional Offered Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

(2)
Upon the closing of the Offering, we will pay the Underwriters a cash commission equal to 4% of the gross proceeds of the Offering which is equal to approximately CDN$0.38 per Offered Share (the "Underwriters' Fee"). See "Plan of Distribution".

(3)
Before deducting expenses of the Offering, estimated to be approximately CDN$600,000, which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

The following table sets out the number of Additional Offered Shares that may be issuable pursuant to the Over-Allotment Option.

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,370,000 Additional Offered Shares	For a period up until the day that is 30 days following closing of the Offering	CDN$9.50 per Additional Offered Share

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Our financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles (which are currently International Financial Reporting Standards as issued by the International Accounting Services Board) and are subject to Canadian auditing standards. Thus, our financial statements may not be comparable to financial statements of United States companies.

The acquisition, holding or disposition of our Common Shares may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and the Prospectus and consult your own tax advisor with respect to your own particular circumstances. See "Certain Canadian Income Tax Considerations" and "Certain United States Income Tax Considerations".

Certain data on oil and gas reserves incorporated by reference into this Prospectus Supplement or the Prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Cautionary Note to U.S. Investors Regarding Presentation of Oil and Gas Information" in the Prospectus.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Alberta, Canada, substantially all of our directors and officers and the experts named in this Prospectus Supplement and the Prospectus are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets and our assets are located outside the United States.

THESE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES REGULATOR, NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the NYSE MKT LLC (the "NYSE MKT") under the symbol "BXE". The TSX has conditionally approved the listing of the Common Shares offered under this Prospectus Supplement. Listing will be subject to fulfilling all of the requirements of the TSX on or before August 26, 2014. In addition, application has been made to list the Offered Shares on the NYSE MKT. Listing will be subject to us fulfilling all of the listing requirements of NYSE MKT. On May 26, 2014, the last trading day on the TSX prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was CDN$10.23 per Common Share. On May 23, 2014 the last trading day on the NYSE MKT prior to the public announcement of the Offering, the closing price of the Common Shares on the NYSE MKT was US$9.39 per Common Share.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued, sold and delivered by us to, and accepted by, the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain Canadian legal matters on our behalf by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Torys LLP and certain United States legal matters on our behalf by Dorsey & Whitney LLP and on behalf of the Underwriters by Skadden Arps, Slate, Meagher and Flom LLP. Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which may prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the Offering Price to purchasers from time to time in order to sell any of the Offered Shares remaining unsold. Notwithstanding any reduction in the Offering Price, any such reduction will not affect the proceeds received by us. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on or about June 5, 2014 (the "Closing Date"), or such other date as may be agreed upon by the Underwriters and us, but not later than July 16, 2014. A subscriber who purchases Offered Shares will receive a

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customer confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS Clearing and Depository Services Inc. ("CDS") depository service participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares. No certificates evidencing the Offered Shares will be issued, except in certain limited circumstances, and registration will be made in the name of the nominee of CDS.

An investment in the Offered Shares involves certain risks that should be considered by a prospective purchaser. See "Risk Factors" in this Prospectus Supplement and in the Prospectus.

National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc. and Scotiabank Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that are lenders to Bellatrix and to which we are presently indebted. ATB Financial is a minority shareholder of AltaCorp Capital Inc. ATB Financial is a provincially regulated financial institution and is also a member of our lending syndicate. The net proceeds of the Offering will initially be used to temporarily repay a portion of our indebtedness to such banks. Consequently, we may be considered a "connected issuer" of each of National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc. Scotia Capital Inc. and AltaCorp Capital Inc. within the meaning of applicable Canadian securities legislation. See "Relationship Between the Corporation and Certain Underwriters (Conflicts of Interest)" and "Use of Proceeds".

Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., Member FINRA/SIPC. Northland Securities, Inc. is incorporated or organized in a foreign jurisdiction and does not have an office in Canada. Northland Securities, Inc. will not be offering for sale, or taking any action that would constitute a trade (as defined in applicable Canadian securities laws) in connection with, the Offered Shares or the Additional Offered Shares in Canada. Northland Securities, Inc. has appointed Osler, Hoskin and Harcourt LLP, at 2500 TransCanada Tower, 450 – 1st Street SW, Calgary, Alberta T2P 5H1, as its agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against Northland Securities, Inc., even though Northland Securities, Inc. has appointed an agent for service of process. In addition, it may be difficult or impossible for an investor to bring an action in Canada against Northland Securities, Inc.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the Prospectus and the information contained in any documents incorporated by reference is accurate only as of the date of that document.

Our head office is located at 1920, 800 – 5 Avenue S.W., Calgary, Alberta, T2P 3T6 and our registered office is located at 2400, 525 – 8 Avenue S.W., Calgary, Alberta, T2P 1G1.

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 TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR BASE SHELF PROSPECTUS

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 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

        Unless otherwise specified or the context otherwise requires, all references in this Prospectus Supplement to are "we", "us", "our", "Bellatrix" or the "Corporation" refer to Bellatrix Exploration Ltd. and our consolidated subsidiaries.

        In this Prospectus Supplement and the Prospectus, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. Therefore, all references to "CDN$", "$" or "dollars" are to the lawful currency of the Canada and all references to "US$" are to the lawful currency of the United States. On May 26, 2014, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada noon rate, was $1.00=US$0.9213. See "Exchange Rates" in the Prospectus.

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Common Shares we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prospectus. The second part, the Prospectus, gives more general information.

        You should rely only on the information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and into the Prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus Supplement and the Prospectus, as well as information Bellatrix has previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated herein and in the Prospectus, is accurate as of their respective dates only. Bellatrix's business, financial condition, results of operations and prospects may have changed since those dates.

        We are not, and the Underwriters are not, making an offer to sell these Common Shares in any jurisdiction where the offer or sale is not permitted.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In the interest of providing potential investors with information about us, including our management's assessment of future plans and operations, certain statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. Such forward-looking statements speak only as of their respective dates and are expressly qualified by this cautionary statement.

        In addition to the forward-looking statements identified in the documents incorporated by reference and in the Prospectus, this Prospectus Supplement contains forward-looking statements relating to: the use of the net proceeds received from the Offering; the effect of the plant turnaround on production; second quarter 2014 average, 2014 annual average and 2014 year end production guidance; expectations; and expectation of when constraints from unscheduled temporary plant turnaround will be alleviated. In addition, please note that information relating to estimates of our reserves in the Prospectus and in any documents incorporated by reference therein are deemed to be forward-looking statements, as such estimates involve the implied assessment, based on certain estimates and assumptions that the reserves described can be economically produced in the future.

        The forward-looking statements contained in this Prospectus Supplement are based on certain key assumptions regarding, among other things, petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; and that other parties will continue to meet and satisfy their contractual obligations with us. Forward-looking statements contained in the Prospectus and the documents incorporated by reference therein are based on the key assumptions described in such documents. The reader is cautioned that such assumptions may prove to be incorrect.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements as we can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by management and described in the forward-looking statements. These risks and uncertainties include and/or relate (but are not limited) to:

  •
  risks associated with the exploration, development and production of oil and natural gas;

  •
  general economic conditions in Canada and globally;

  •
  fluctuations in the price of oil and natural gas and the ability to market our oil and natural gas production;

  •
  fluctuations in the market price of our Common Shares unrelated to our financial performance or prospects;

  •
  failure to realize anticipated benefits of acquisitions and dispositions;

  •
  risks relating to the acquisitions;

  •
  dependence on third party operators for some of our operations;

  •
  risks associated with the projects that we carry out including delays and cost over-runs;

  •
  the availability of gathering and processing facilities and pipeline systems to deliver our production to market;

  •
  competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;

  •
  the costs associated with new technologies required to successfully and competitively recover oil and gas reserves;

  •
  the alternatives to and changing demand for petroleum products;

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  the effects of governmental regulation of the oil and gas industry;

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  actions taken by governmental authorities, including increases in taxes and royalties and changes in government regulations and incentive programs;

  •
  the potential for increasing regulation relating to hydraulic fracturing;

  •
  the effects of environmental legislation and compliance with such legislation on our business;

  •
  the effects of climate change legislation on our business;

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  variations in foreign exchange rates and interest rates;

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  our ability to finance our future capital expenditures from cash generated from operations, borrowings and future equity sales;

  •
  our ability to raise additional funds from debt and equity financings when necessary;

  •
  risks associated with borrowing base redeterminations and covenant compliance with respect to our credit facilities;

  •
  risks associated with any debt financings we may undertake;

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  the effects of hedging activity on financial results;

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  the availability of and access to drilling equipment to carry out our exploration and development activities;

  •
  the effects of any title defects with respect to our oil and gas properties;

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  the uncertainty of reserves estimates and reserves life;

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  risks associated with having sufficient insurance coverage and certain uninsured risks;

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  geopolitical risks including the effects of war, terrorism and other political developments on the oil and gas industry;

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  the dilutive effects of future equity issuances;

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  our ability to effectively manage our growth;

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  risks relating to the expiration of our oil and gas licenses and leases;

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  ability of residents of the United States and other foreign jurisdictions to enforce civil remedies;

  •
  the effects of the differences between Canadian and United States reserves and production reporting;

  •
  we currently do not pay dividends on the Common Shares and our ability to pay dividends in the future will depend on, among other things, our financial and operational results;

  •
  risks associated with litigation involving us;

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  risks associated with aboriginal claims involving our properties;

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  risks related to the breach of confidentiality agreements and provisions by third parties;

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  risks related to income taxes reassessments;

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  exposure to third party credit risk through our contractual arrangements;

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  risks related to conflicts of interest involving our directors and officers;

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  reliance on key personnel;

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  risks related to the expansion of our operations into new activities; and

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  risks relating to our use of proceeds from the Offering described in this Prospectus Supplement.

        Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers should also carefully consider the matters discussed in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

        There is no representation by us that actual results achieved during the forecast period will be the same in whole or in part as those forecasted. Forward-looking statements are made as of the date of this Prospectus Supplement or the Prospectus, as the case may be or, in the case of documents incorporated by reference herein or therein as of the date of such documents and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other information has also been incorporated by reference in the Prospectus from documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Executive Vice President, Finance and Chief Financial Officer of the Corporation, at Suite 1920, 800 – 5 Avenue S.W., Calgary, Alberta, T2P 3T6 (telephone (403) 750-2655), and are also available electronically on

SEDAR at www.sedar.com. Documents filed with or furnished to the SEC are available on EDGAR at www.sec.gov.

        The following documents of Bellatrix have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada and are specifically incorporated by reference into and form an integral part of the Prospectus and this Prospectus Supplement:

(a)
our annual information form for the year ended December 31, 2013 dated March 21, 2014 (the "Annual Information Form");

(b)
our audited financial statements as at December 31, 2013 and 2012 and for the years then ended, together with the notes thereto and the auditor's report thereon;

(c)
our management's discussion and analysis of operating and financial results for the year ended December 31, 2013;

(d)
our condensed interim unaudited financial statements as at March 31, 2014 and 2013 and for the three month periods ended March 31, 2014 and 2013, together with the notes thereto;

(e)
our management's discussion and analysis of operating and financial results for the three month period ended March 31, 2014;

(f)
our management information circular dated April 17, 2014 relating to the annual and special meeting of shareholders to be held on May 21, 2014;

(g)
our management information circular dated November 8, 2013 relating to the special meeting of shareholders held on December 10, 2013 excluding (i) the fairness opinions contained in Appendices G and H of such circular and all references to the fairness opinions contained therein; and (ii) the opinion expressed under the heading "Certain Canadian Federal Income Tax Considerations" of such circular and all references to such opinion contained therein;

(h)
our business acquisition report dated December 20, 2013 with respect to the acquisition of Angle Energy Inc.; and

(i)
our supplementary oil and gas information prepared under United States standards, which was filed on SEDAR under the category "Other" on April 14, 2014.

        Any annual information form, audited consolidated financial statements (together with the auditor's report thereon) and related management's discussion and analysis, information circular, material change reports, business acquisition reports and condensed interim unaudited consolidated financial statements and related management's discussion and analysis subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Prospectus Supplement and prior to the expiry of the Prospectus, or the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement or the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with, or furnished to, the SEC after the date of this Prospectus Supplement, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). We may also incorporate other information filed with or furnished to the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

        Any statement contained in this Prospectus Supplement or the Prospectus or in a document (or part of a document) incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement and the Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus Supplement and the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into this Prospectus Supplement and the Prospectus or to constitute a part of this Prospectus Supplement and the Prospectus.

        Upon a new annual information form and corresponding annual financial statements and related management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement or the Prospectus, (a) the previous annual information form, (b) the previous annual financial statements and related management's discussion and analysis, (c) all interim financial statements and the related management's discussion and analysis prepared in respect of period ending before the end of the financial year in respect of which the new annual information form is filed, (d) all material change reports filed before the end of the financial year in respect of which the new annual information form is filed, (e) all business acquisition reports and information circulars filed before the commencement of the financial year in respect of which the new annual information form is filed, and (f) all information circulars filed before the commencement of the financial year in respect of which the new annual information form is filed, shall be deemed no longer to be incorporated by reference into this Prospectus Supplement or the Prospectus for purposes of future offers and sales of Common Shares hereunder. Upon interim consolidated financial statements and the related management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement or the Prospectus, all interim consolidated financial statements and the related management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in this Prospectus Supplement or the Prospectus for purposes of future offers and sales of Common Shares under this Prospectus Supplement or the Prospectus. Upon a new management information circular relating to an annual meeting of Shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement or the Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus Supplement or the Prospectus for purposes of future offers and sales of Common Shares under this Prospectus Supplement or the Prospectus.

        You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus and on the other information included in the registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part. We have not authorized anyone to provide you with different or additional information. References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Prospectus, and we disclaim any such incorporation by reference. An investor should not assume that the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus is accurate as of any date other than the date of the applicable document.

 BELLATRIX

        Bellatrix is a Western Canadian-based growth-oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Our business plan is to create sustainable and profitable per share growth in reserves, production and cash flow in the oil and gas industry. To accomplish this, we pursue an integrated growth strategy with active development and exploration drilling within our core areas, together with focused acquisitions. We intend to continue to target areas and prospects that we believe could result in meaningful reserve and production additions.

        Our principal and head office is located at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3T6 and our registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

        See "General Development of our Business" and "Description of our Business" in the AIF for a description of the businesses and operations of Bellatrix.

 RECENT DEVELOPMENTS

Unscheduled Plant Turnarounds and Revised Annual Production Guidance

        On May 16, 2014, we announced that during the month of May we were experiencing significant unscheduled temporary plant turnarounds at some of the third party operated gas processing plants where some of our production from west central Alberta is processed. Although we made every effort to redirect and offload gas to alternative plants during these outages, the cumulative impact of the unscheduled temporary plant turnarounds is currently estimated at a reduction of 4,064 boe/d in our May net average production volumes. The combined effect of these restrictions has resulted in reducing our second quarter 2014 and annual 2014 net average production guidance to +/- 38,000 boe/d and to +/- 41,000 boe/d, respectively. We currently expect that the constraints from unscheduled temporary plant turnarounds will be alleviated in early June.

Increase in Borrowing Base of Credit Facilities

        On May 26, 2014 we announced that we had received confirmation from our lenders under our Credit Facilities (as defined herein) that as a result of the semi-annual review of our borrowing base, the amount of our borrowing base, and the amount of our Credit Facilities, would be increased from $500 million to $625 million. The lenders have also approved our request to change the term of our Credit Facilities to be a three year facility, fully revolving until maturity, and extendible annually at our option (subject to lender approval), provided that the term after any extension would not be more than 3 years. Concurrently with such changes, the Credit Facilities will also be amended to include certain ongoing financial covenants that will require quarterly compliance.

Increase to Capital Budget and Year End Production Guidance

        On May 27, 2014, our board of directors approved, subject to completion of the Offering, an increase of $60 million to the Corporation's 2014 capital expenditure budget from $440 million to $500 million, which we expect will result in 2014 exit production of +/- 48,000 boe/d. Expected second quarter 2014 and 2014 annual average production remains unchanged as described above under "Unscheduled Plant Turnarounds and Revised Annual Production Guidance".

RISK FACTORS

        An investment in our Common Shares is subject to various risks. If any of these risks occur, our production, revenues and financial condition could be materially harmed. As a result, the trading price of the Common Shares could decline, and you could lose all or part of your investment. In addition to the risk factors set forth below, before deciding whether to invest in any Common Shares, investors should also consider carefully the risk factors included in any documents incorporated by reference in this Prospectus Supplement (including subsequently filed documents incorporated herein by reference) and those described in the Prospectus.

Exploration, Development and Production Risks

        Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, our existing reserves, and the production from them, will decline over time as we produce from such reserves. A future increase in our reserves will depend on both our ability to explore and develop our existing properties and on our ability to select and acquire suitable producing properties or prospects. There is no assurance that we will be able continue to find satisfactory properties to acquire or participate in. Moreover, our management may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that we will discover or acquire further commercial quantities of oil and natural gas.

        Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

        Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, and shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. It is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

        Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, and spills or other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury. Particularly, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us.

        Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

        As is standard industry practice, we are not fully insured against all risks, nor are all risks insurable. Liabilities associated with certain risks could exceed the policy limits of our liability insurance or may not be covered. In either event we could incur significant costs.

Global Financial Markets

        Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the American and European sovereign debt levels have caused significant volatility in commodity prices. These events and conditions have caused a decrease in confidence in the broader United States and global credit and financial markets and have created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. While there are signs of economic recovery, these factors have negatively impacted company valuations and are likely to continue to impact the performance of the global economy going forward. Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, actions taken by OPEC and the ongoing global credit and liquidity concerns. This volatility may in the future affect our ability to obtain equity or debt financing on acceptable terms.

Prices, Markets and Marketing

        Numerous factors beyond our control do, and will continue to affect the marketability and price of oil and natural gas acquired or discovered by us. Our ability to market our oil and natural gas may depend upon our ability to acquire space on pipelines that deliver natural gas to commercial markets. Deliverability uncertainties related to the distance our reserves are to pipelines, processing and storage facilities, operational problems affecting pipelines and facilities as well as government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect us.

        Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control. These factors include economic conditions, in the United States, Canada and Europe, the actions of OPEC, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and our ability to access such markets. A material decline in prices could result in a reduction of our net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes of our reserves. We might also elect not to produce from certain wells at lower prices.

        All these factors could result in a material decrease in our expected net production revenue and a reduction in our oil and natural gas acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on our carrying value of reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on our business, financial condition, results of operations and prospects.

        Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, and sanctions imposed on certain oil producing nations by other countries and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Market Price of Common Shares

        The trading price of our securities is subject to substantial volatility often based on factors related and unrelated to the financial performance or prospects. Factors unrelated to our performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices or current perceptions of the oil and gas market. Similarly, the market price of our Common Shares could be subject to significant fluctuations in response to variations in our operating results, financial condition, liquidity and other internal factors. The price at which our Common Shares will trade cannot be accurately predicted.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

        We consider acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with ours. The integration of acquired businesses may require substantial management effort, time and resources diverting management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets may be periodically disposed of so we can focus our efforts and resources more efficiently. Our ability to dispose of non-core assets could be affected by various factors, including the availability of purchasers willing to purchase the non-core assets at prices acceptable to us. Depending on the state of the market for such non-core assets, certain of our non-core assets, if disposed of, may realize less than their carrying value on our financial statements.

        Sellers typically retain certain liabilities or agree to indemnify buyers for certain matters. The magnitude of such retained liabilities or indemnification obligation may be difficult to quantify at the time of the transaction and ultimately may be material. Also, as it is typical in divestiture transactions, third parties may be unwilling to release us from guarantees or other credit support provided prior to the sale of divested assets. As a result, after a sale, we may remain secondarily liable for the obligations guaranteed or supported to the extent that the buyer of the assets fails to perform these obligations.

Risks Related to Acquisitions

        Acquiring oil and gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. In addition, to the extent such acquisitions involve the acquisition of a corporate entity or other type of entity, we are required to assess the assets, liabilities and ongoing obligations of such entities. Such assessments are inexact and inherently uncertain. In connection with these assessments, we perform a review of the subject properties or entities, but such a review will not reveal all existing or potential problems, liabilities or obligations nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. In addition, to the extent an entity is to be acquired we may be subject to certain ongoing liabilities and obligations that are not revealed or apparent at the time of the acquisition. In addition, we could be subject to future lawsuits as a result of the acquisition of such entities resulting from the activities of the entities prior to the date of the acquisition by us. Even if problems are identified we may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of the property or the entity. We may be required to assume the risk of the physical conditions of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

Operational Dependence

        Other companies operate some of the assets in which we have an interest. We have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect our financial performance. Our return on assets operated by others depends upon a number of factors that may be outside of our control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

        In addition we are dependent on our various joint venture partners to provide the necessary funding in accordance with their contractual commitments. If such joint venture partners fail to provide such funding, the development of our properties could be impacted.

Project Risks

        We manage a variety of small and large projects in the conduct of our business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

  •
  the availability of processing capacity;

  •
  the availability and proximity of pipeline capacity;

  •
  the availability of storage capacity;

  •
  the availability of, and the ability to acquire, water supplies needed for drilling and hydraulic fracturing, or our ability to dispose of water used or removed from strata at a reasonable cost and within applicable environmental regulations;

  •
  the supply of and demand for oil and natural gas;

  •
  the availability of alternative fuel sources;

  •
  the effects of inclement weather;

  •
  the availability of drilling and related equipment;

  •
  unexpected cost increases;

  •
  accidental events;

  •
  currency fluctuations;

  •
  changes in regulations;

  •
  the availability and productivity of skilled labour; and

  •
  the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

        Because of these factors, we could be unable to execute projects on time, on budget, or at all, and may be unable to market the oil and natural gas that it produces effectively.

Gathering and Processing Facilities and Pipeline Systems

        We deliver our products through gathering, processing and pipeline systems some of which we do not own. The amount of oil and natural gas that we can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering, processing and pipeline systems. The lack of availability of capacity in any of the gathering, processing and pipeline systems, and in particular the processing facilities, could result in our inability to realize the full economic potential of our production or in a reduction of the price offered for our production. Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market oil and natural gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm our business and, in turn, our financial condition, results of operations and cash flows.

        A portion of our production may, from time to time, be processed through facilities owned by third parties and over which we do not have control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could materially adversely affect our ability to process our production and to deliver the same for sale.

Competition

        The petroleum industry is competitive in all its phases. We compete with numerous other entities in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Our competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than we do. Our ability to increase our reserves in the future will depend not only on our ability to explore and develop our present properties, but also on our ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price, methods, and reliability of delivery and storage.

Cost of New Technologies

        The oil industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before us. There can be no assurance that we will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by us or implemented in the future may become obsolete. In such case, our business, financial condition and results of operations could be materially adversely affected. If we are unable to utilize the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

Alternatives to and Changing Demand for Petroleum Products

        Full conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for oil and other liquid hydrocarbons. We cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory

        Various levels of government impose extensive controls and regulations on oil and natural gas operations (exploration, production, pricing, marketing and transportation). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase our costs, either of which may have a material adverse effect on our business, financial condition, results of operations and prospects. In order to conduct oil and natural gas operations, we will require licenses from various governmental authorities. There can be no assurance that we will be able to obtain all of the licenses and permits that may be required to conduct operations that we may wish to undertake. In addition to regulatory requirements pertaining to the production, marketing and sale of oil and natural gas mentioned above, our business and financial condition could be influenced by federal legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada) and the Investment Canada Act (Canada).

Royalty Regimes

        There can be no assurance that the federal government and the provincial governments of the western provinces will not adopt a new or modify the royalty regime which may have an impact on the economics of our projects. An increase in royalties would reduce our earnings and could make future capital investments, or our operations, less economic.

Hydraulic Fracturing

        Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (oil and natural gas) production. Specifically, hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase our costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves.

        Hydraulic fracturing has also featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. With groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies our corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing.

Environmental

        All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

        Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require we incur costs to remedy such discharge. Although we believe that we will be in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Climate Change

        Our exploration and production facilities and other operations and activities emit greenhouse gases and which may require us to comply with greenhouse gas emissions legislation in Alberta and British Columbia or that may be enacted in other provinces. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") and as a participant to the Copenhagen Agreement (a non-binding agreement created by the UNFCCC), the Government of Canada announced on January 29, 2010 that it will seek a 17% reduction in greenhouse gas ("GHG") emissions from 2005 levels by 2020. These GHG emission reduction targets are not binding, however. Although it is not the case today, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. The direct or indirect costs of compliance with these regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on us and our operations and financial condition.

Variations in Foreign Exchange Rates and Interest Rates

        World oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar negatively affect our production revenues. Future Canadian/United States exchange rates could accordingly affect the future value of our reserves as determined by independent evaluators.

        To the extent that we engage in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which we may contract.

        An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a reduced amount available to fund our exploration and development activities could negatively impact the market price of the Common Shares.

Substantial Capital Requirements

        We anticipate making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, our ability to do so is dependent on, among other factors:

  •
  the overall state of the capital markets;

  •
  our credit rating (if applicable);

  •
  interest rates;

  •
  royalty rates;

  •
  tax burden due to current and future tax laws; and

  •
  investor appetite for investments in the energy industry and the Corporation's securities in particular.

        Further, if our revenues or reserves decline, we may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us. Our inability to access sufficient capital for its operations could have a material adverse effect on our business financial condition, results of operations and prospects.

Additional Funding Requirements

        Our cash flow from our reserves may not be sufficient to fund our ongoing activities at all times and from time to time, we may require additional financing in order to carry out our oil and natural gas acquisition, exploration and development activities. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, our access to additional financing may be affected.

        Because of the global economic volatility, we may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations. If our revenues from our reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, our ability to make capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of our petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Failure to obtain any financing necessary for our capital expenditure plans may result in a delay in development or production on our properties.

Credit Facility Arrangements

        We currently have a credit facility and the amount authorized thereunder is dependent on the borrowing base determined by its lenders. We are required to comply with covenants under our credit facility and in the event that we do not comply with these covenants, our access to capital could be restricted or repayment could be required. Events beyond our control may contribute to our failure to comply with such covenants. A failure to comply with covenants could result in the default under our credit facility, which could result us being required to repay amounts owing thereunder. Even if we are able to obtain new financing, it may not be in commercially reasonable terms or terms that are acceptable to us. If we are unable to repay amounts owing under credit facilities, the lenders under the credit facility could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, our credit facility may impose operating and financial restrictions on us that could include restrictions on the payment of dividends, the repurchase or making of other distributions with respect to our securities, the incurring of additional indebtedness, the provision of guarantees, the assumption of loans, the entering into of amalgamations, mergers or take-over bids or the disposition of assets, among others.

        Our lenders use our reserves, commodity prices, applicable discount rate and other factors, to periodically determine the borrowing base. A material decline in commodity prices could reduce our borrowing base, reducing the funds available to us under the credit facility which could result in the requirement to repay a portion, or all, of our bank indebtedness.

Issuance of Debt

        From time to time, we may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase our debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither our articles nor its by-laws limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

        From time to time, we may enter into agreements to receive fixed prices on our oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that we engage in price risk management activities to protect ourselves from commodity price declines, we may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, our hedging arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which:

  •
  production falls short of the hedged volumes;

  •
  there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

  •
  the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

  •
  a sudden unexpected event materially impacts oil and natural gas prices.

        Similarly, from time to time we may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar. However, if the Canadian dollar declines in value compared to the United States dollar, we will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

        Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment and may delay our exploration and development activities.

Title to Assets

        Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat our claim. Our actual interest in properties may, therefore, vary from our records. If a title defect does exist, it is possible that we may lose all or a portion of the properties to which the title defect relates, which may have a material adverse effect on our business, financial condition, results of operations and prospects. There may be valid challenges to title, or proposed legislative changes which affect title, to the oil and natural gas properties we control that, if successful or made into law, could impair our activities on them and result in a reduction of the revenue received by us.

        In addition, our ability to continue to explore and develop our properties may be subject to agreements with other third parties including agreements with native corporations and first nations groups, for instance, we have an ongoing joint venture development program with the O'Chiese First Nation at Ferrier. To the extent any dispute arises with such first nations groups or other entities it could affect our ability to continue to explore and develop such properties.

Reserve Estimates

        There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information incorporated by reference in the Prospectus are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as:

  i)
  historical production from the properties;

  ii)
  production rates;

  iii)
  ultimate reserve recovery;

  iv)
  timing and amount of capital expenditures;

  v)
  marketability of oil and natural gas;

  vi)
  royalty rates; and

  vii)
  the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).

        For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from estimates thereof and such variations could be material.

        The estimation of proved reserves that may be developed and produced in the future is often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves. Such variations could be material.

        In accordance with applicable securities laws, our independent reserves evaluator have used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

        Actual production and cash flows derived from our oil and natural gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flows to be derived therefrom and contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and, except as may be specifically stated, has not been updated and thus does not reflect changes in our reserves since that date.

Insurance

        Our involvement in the exploration for and development of oil and natural gas properties may result in us becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Our insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Geopolitical Risks

        Political events throughout the world that cause disruptions in the supply of oil continue to affect the marketability and price of oil and natural gas acquired or discovered by us. Conflicts, or conversely peaceful developments, arising outside of Canada have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and result in a reduction of our net production revenue.

        In addition, our oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of our properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on our business, financial condition, results of operations and prospects. We do not have insurance to protect against the risk from terrorism.

Dilution

        We may make future acquisitions or enter into financings or other transactions involving the issuance of securities of which may be dilutive. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of the Common Shares. Any transaction involving the issuance of Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

        Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors' earnings per share.

Management of Growth

        We may be subject to growth related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

Expiration of Licences and Leases

        Our properties are held in the form of licences and leases and working interests in licences and leases. If we or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of our licences or leases or the working interests relating to a licence or lease may have a material adverse effect on our business, financial condition, results of operations and prospects.

Ability of Residents of the United States to Enforce Civil Remedies

        We are organized under the laws of Alberta, Canada and our principal places of business are in Canada. Most of our directors and all of our officers and the experts named herein are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

Dividends

        We have not paid any dividends on our outstanding Common Shares. Payment of dividends in the future will be dependent on, among other things, our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and other considerations, as our board of directors considers relevant.

Litigation

        In the normal course of our operations, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations.

Aboriginal Claims

        Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. If a claim arose in respect of our properties and assets and was successful such claim may have a material adverse effect on our business, financial condition, results of operations and prospects. Certain Aboriginal peoples may have aboriginal rights in relation to our permit and lease lands in Alberta and other lands that are potentially affected by our activities. The duties owed to Aboriginal peoples by the federal and provincial governments have the potential to adversely affect federal and provincial regulatory practices and framework and our ability to obtain permits, leases, licenses and other approvals, or to meet the terms and conditions of those approvals. Opposition by Aboriginal peoples may also negatively impact us in terms of public perception, diversion of management time and resources, legal and other advisory expenses, potential blockades or other interference by third parties in our operations, or court-ordered relief impacting our operations.

Breach of Confidentiality

        While discussing potential business relationships or other transactions with third parties, we may disclose confidential information relating to our business, operations or affairs. Although confidentiality agreements are signed by third parties prior to the disclosure of any confidential information, a breach could put us at competitive risk and may cause significant damage to its business. The harm to our business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, we will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Income Taxes

        We file all required income tax returns and believes that we are is in full compliance with the provisions of the Income Tax Act (Canada) and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

        Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects us. Furthermore, tax authorities having jurisdiction over us may disagree with how we calculate our income for tax purposes or could change administrative practices to our detriment.

Seasonality

        The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for our goods and services as the demand for natural gas rises during cold winter months and hot summer months.

Third Party Credit Risk

        We may be exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations, such failures may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may affect a joint venture partner's willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner.

Conflicts of Interest

        Certain of our directors or officers may also be directors or officers of other oil and natural gas companies and as such may, in certain circumstances, have a conflict of interest. Conflicts of interest, if any, will be subject to and governed by procedures prescribed by the ABCA which require a director of officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with us disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA. See "Directors and Officers — Conflicts of Interest" in our AIF.

Reliance on Key Personnel

        Our success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on our business, financial condition, results of operations and prospects. We do not have any key person insurance in effect. The contributions of our existing management team to the immediate and near term operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management.

Expansion into New Activities

        The operations and expertise of our management are currently focused primarily on oil and gas production, exploration and development in the Western Canada Sedimentary Basin. In the future we may acquire or move into new industry related activities or new geographical areas, may acquire different energy related assets, and as a result may face unexpected risks or alternatively, significantly increase our exposure to one or more existing risk factors, which may in turn result in our future operational and financial conditions being adversely affected.

Forward-Looking Information May Prove Inaccurate

        Shareholders and prospective investors are cautioned not to place undue reliance on our forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

        See "Cautionary Note Regarding Forward-Looking Statements".

Use of Proceeds

        We currently intend to allocate the net proceeds we will receive from the Offering as described under "Use of Proceeds", however, we will have discretion in the actual application of the net proceeds. We may elect to allocate the net proceeds differently from that described in "Use of Proceeds" if we believe it would be in our best interests to do so. Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds from the Offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

 CONSOLIDATED CAPITALIZATION

        Other than described below, there have been no material changes in our consolidated capitalization since March 31, 2014. The following table sets forth our consolidated capitalization as at March 31, 2014 both before and after giving effect to this Offering.

Description	Outstanding as at March 31, 2014 before giving effect to the Offering (thousands other than share numbers)	Outstanding as at March 31, 2014 after giving effect to the Offering(1) (thousands other than share numbers)
Common Shares(2)	$828,073	$973,220
	(172,761,228 Common Shares)	(188,561,228 Common Shares)
Credit Facilities(3)	$335,118	$191,622

Notes:

(1)
Based on the issuance of 15,800,000 Offered Shares for aggregate gross proceeds of $150,100,000 less the Underwriters' Fee of $6,004,000 and estimated expenses of the Offering of $600,000 and after tax effecting the share issuance costs using an estimated rate of 25%, for net proceeds to us of approximately $143,496,000. If the Over-Allotment Option is exercised in full, Common Shares will be $995,059,670, with 190,931,228 Common Shares outstanding and $170,007,962 outstanding under the Credit Facilities, based on the issuance of 18,170,000 Offered Shares for aggregate gross proceeds of $172,615,000 less the Underwriters' Fee of $6,904,600 and estimated expenses of the Offering of $600,000 and after tax effecting the share issuance costs using an estimated rate of 25%, for net proceeds of approximately $165,110,400.

(2)
As at March 31, 2014, 9,472,505 options to purchase Common Shares ("Options") were outstanding under our stock option plan. The average weighted exercise price of our outstanding Options as at March 31, 2014 was $5.36. As of May 26, 2014, 9,044,505 Options are outstanding under our stock option plan. The average weighted exercise price of the outstanding Options as at the date hereof is $5.41.

(3)
We have a $500 million extendible revolving credit facilities, consisting of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions, subject to a borrowing base test (the "Credit Facilities"). The Credit Facilities are collateralized by a general security agreement and a first floating charge debenture in the amount of $1 billion debenture containing a first ranking charge and security interest and bears interest at the lender's prime rate plus 1.00% to 3.50%, depending on our debt to cash flow ratio (as defined in the Credit Facilities). On May 26, 2014, the syndicate of lenders approved, subject to completion of final documentation, an increase to our borrowing base and credit facilities to $625 million from $500 million. See "Recent Developments" above for further information. As at May 26, 2014 we were in compliance with all covenants under the Credit Facilities. As at May 26, 2014, we were indebted under the Credit Facilities in the aggregate amount of approximately $373.2 million.

USE OF PROCEEDS

        The net proceeds we will receive from the sale of Common Shares offered under this Prospectus Supplement are estimated to be $143,496,000 after deducting the Underwriters' Fee of $6,004,000 and our estimated expenses of the Offering of $600,000. If the Over-Allotment Option is exercised in full, the net proceeds we will receive from the Offering are estimated to be $165,110,400 after deducting the Underwriters' Fee of $6,904,600 and our estimated expenses of the Offering of $600,000. See "Plan of Distribution".

        We intend to use the net proceeds of the Offering to temporarily reduce outstanding indebtedness under our Credit Facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund our ongoing capital expenditure program and for general corporate purposes.

        On December 11, 2013, we completed the acquisition of all of the outstanding common shares of Angle ("Angle Shares") and all of the outstanding 5.75% convertible unsecured subordinated debentures of Angle ("Angle Debentures") pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Immediately prior to the acquisition of Angle, we were in a net cash position. We purchased the Angle Shares for $69.7 million in cash and 30.2 million Common Shares. We purchased the aggregate outstanding principal amount of $60,000,000 of Angle Debentures on the basis of $1,040 in cash per $1,000 principal amount of the Angle Debentures, plus accrued and unpaid interest until December 10, 2013. We funded a portion of the cash consideration payable for the Angle Shares and Angle Debentures by drawing on our existing credit facilities. In addition, upon closing of the acquisition of Angle, drew on our existing credit facilities to pay out all of Angle's indebtedness under its credit facilities, which as of the closing date of the acquisition was approximately $183.1 million.

        Since the completion of the Angle acquisition, we have incurred indebtedness under our Credit Facilities in the normal course of business and operations in connection with capital and other expenditures. As at December 31, 2013, we had approximately $287.6 million drawn on our Credit Facilities.

        For the three months ended March 31, 2014, we incurred an aggregate of approximately $155.9 million of capital expenditures, including approximately $100.4 million on drilling and completions, approximately $2.5 million on lease acquisitions and retentions, approximately $49.1 million on facilities and equipment, approximately $0.7 million on geological and geophysical expenditures, approximately $0.3 million on property acquisitions and approximately $3.0 million on corporate assets. As at March 31, 2014, approximately $335.1 million of indebtedness was outstanding under our Credit Facilities and as at May 26, 2014 approximately $373.2 million of indebtedness was outstanding under our Credit Facilities. See "Relationship Between the Corporation and Certain Underwriters (Conflicts of Interest)".

        On March 6, 2014, we announced a revised 2014 net capital budget of $440 million. Pursuant to our revised capital budget, in 2014 we intend to spend approximately $250 million on drilling and completion costs, $170 million facility and infrastructure costs and $20 million on land, geological and other related costs. Bellatrix plans to utilize funds from operations and our Credit Facilities to fund ongoing capital spending and operating requirements. On May 27, 2014, the board of directors of the Corporation approved, subject to completion of the Offering, an increase of $60 million to the Corporation 2014 capital budget from $440 million to $500 million. See "Recent Developments".

        The use of the net proceeds of the Offering is consistent with our stated business objectives of pursuing a growth oriented strategic plan to position Bellatrix to increase its reserves, production and cash flow through the development of our inventory of drilling prospects and the pursuit of opportunistic acquisitions. There is no particular significant event or milestone that must occur for our business objectives to be accomplished. While we believe that we have the skills and resources necessary to accomplish our stated business objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See "Risk Factors" in this Prospectus Supplement and the Prospectus.

        While we intend to use the net proceeds of the Offering as stated above, there may be circumstances that are not known at this time where management believes a reallocation of the net proceeds may be in the Corporation's best interests.

PLAN OF DISTRIBUTION

        The Offering consists of 15,800,000 Offered Shares (or 18,170,000 Offered Shares if the Over-Allotment Option is exercised in full).

        Pursuant to an underwriting agreement dated May 28, 2014 (the "Underwriting Agreement") among Bellatrix and the Underwriters, we have agreed to issue and sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date 15,800,000 Offered Shares at the Offering Price of $9.50 per Offered Share, payable in cash to us, subject to compliance with all the necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offered Shares are being offered: (i) to the public in all of the provinces of Canada, except Quebec; and (ii) to the public in the United States, pursuant to the multi-jurisdictional disclosure system adopted by the securities authorities in the United States and Canada. Northland Securities, Inc. will only offer the Offered Shares and Additional Offered Shares outside of Canada and will not offer for sale, or take any action that would constitute a trade (as defined in applicable Canadian securities laws) in connection with, the Offered Shares or the Additional Offered Shares in Canada. The Offering Price and other terms of the Offering were determined by negotiation between the Underwriters and us.

        The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, we will pay the Underwriters a fee equal to 4% of the gross proceeds of the Offering which is equal to approximately $6,004,000 ($0.38 per Offered Share). The Underwriters' Fee is payable on the Closing Date.

        The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers from time to time in order to sell any of the Offered Shares remaining unsold. Notwithstanding any reduction in the Offering Price, any such reduction will not affect the proceeds received by us.

        We have granted the Underwriters the Over-Allotment Option to purchase up to 2,370,000 Additional Offered Shares, at a price of $9.50 per Additional Offered Share on the same terms and conditions as the Offering, exercisable in whole or in part, from time to time, for a period of 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Offering, Underwriters' Fee and net proceeds to us (before deducting expenses of the Offering) will be $172,615,000, $6,904,600 ($0.38 per Offered Share) and $165,710,400, respectively. A purchaser who acquires Additional Offered Shares forming part of the Underwriters' over-allocation position acquires such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the issuance of the Additional Offered Shares.

        We have agreed, pursuant to the Underwriting Agreement, not issue, or announce any intention to issue, any shares from treasury or financial instruments convertible or exercisable into shares, for the purposes of a public or private offering for a period of 90 days after the Closing Date without the prior written consent of Canaccord Genuity Corp., such consent not to be unreasonably withheld. These restrictions do not apply to the exercise of stock options or outstanding share purchase warrants or to future grants of stock options during such period, provided that such options do not exceed, in the aggregate, 10% of the issued and outstanding of our Common Shares at the time of grant.

        The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion in certain circumstances, including upon the occurrence of certain stated events. Such events include, but are not limited to, (a) any adverse change which has occurred or been announced, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise) or in our business prospects or our respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which in the Underwriters' opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation or the marketability of the Offered Shares; (b) the Underwriters become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date of the Underwriting Agreement and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or any other of our securities or the marketability of the Offered Shares; and (c) any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States generally or our business, operations or affairs. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Offered Shares, provided that, if the aggregate number of Offered Shares not purchased is less than or equal to 7.5% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Offered Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. If the aggregate number of Offered Shares not purchased is greater than 7.5% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the other Underwriters shall be relieved of its obligations to purchase its respective percentage of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their respective directors, officers, employees, partners, agents and control persons (as defined in the Underwriting Agreement) may be entitled to indemnification by Bellatrix against certain liabilities, including liabilities for misrepresentation in this Prospectus Supplement and the Prospectus.

        The TSX has conditionally approved the listing of the Common Shares offered under this Prospectus Supplement. Such listing is subject to the Corporation fulfilling all the requirements of the TSX on or before August 26, 2014. In addition, application has been made to list the Offered Shares on the NYSE MKT. Listing will be subject to us fulfilling all of the listing requirements of the TSX and the NYSE MKT, as applicable.

Non-Certificated Issuance

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without prior notice. Closing is expected to take place on June 5, 2014, or such later date as may be agreed upon by us and the Underwriters, but in any event not later than July 16, 2014. We expect that delivery of the Offered Shares will be made to investors on or about the fifth business day following the time of sale. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Offered Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Common shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade Common Shares during such period should consult their own advisors. A subscriber who purchases Offered Shares will receive a customer confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. No certificates evidencing the Offered Shares will be issued, except in certain limited circumstances, and registration will be made in the name of the nominee of CDS. No certificates will be issued unless specifically requested. Subscribers who are not issued a certificate evidencing the Offered Shares are entitled under the Business Corporations Act (Alberta) to request that a certificate be issued in their name. Such a request will need to be made through the CDS participant through whom the beneficial interest in the securities are held at the time of the request.

Price Stabilization, Short Positions and Passive Market Making

        Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution (iii) a bid or purchase to cover a short position entered into prior to the distribution and (iv) transactions in compliance with U.S. securities laws. The Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which may prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        The rules of the SEC may limit the ability of the Underwriters to bid for or purchase Common Shares before the distribution of the Common Shares if the Offering is completed. However, the Underwriters may engage in the following activities in accordance with these rules:

  •
  Stabilizing transactions that permit bids to purchase the Common Shares so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions that involve sales by the Underwriters of Common Shares in excess of the number of Offered Shares the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Common Shares in the open market.

  •
  Penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the Offered Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE MKT, the TSX or otherwise and, if commenced, may be discontinued at any time.

Notice to Prospective Investors in the United Kingdom

        The Common Shares may not be offered to the public in the United Kingdom. Neither this Prospectus Supplement nor the Prospectus contains an offer or constitutes any part of an offer to the public within the meaning of sections 85 and 102B of the Financial Services and Markets Act 2000 ("FSMA"), the Companies Act 2006 or otherwise, is an approved prospectus for the purposes of section 85 of FSMA, or has been (or will be) delivered to the Financial Conduct Authority or delivered to or approved by any other authority which could be a competent authority for the purposes of the Directive 2003/71/EC (as amended by Directive 2010/73/EU, the "Prospectus Directive").

        This Prospectus Supplement and the Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This Prospectus Supplement and the Prospectus and the contents hereof and thereof are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement and the Prospectus or any of the contents hereof and thereof. Each purchaser of Common Shares in the United Kingdom will be deemed to have represented to us and the Underwriters, and acknowledges that we and the Underwriters.

RELATIONSHIP AMONG BELLATRIX AND CERTAIN UNDERWRITERS (CONFLICTS OF INTERESTS)

        National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc. and Scotia Capital Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks that are lenders to Bellatrix and to which we are presently indebted. ATB Financial is a minority shareholder of AltaCorp Capital Inc. ATB Financial is a provincially regulated financial institution and is also a member of our lending syndicate. The net proceeds of the Offering will initially be used to temporarily repay a portion of our indebtedness to such banks. Consequently, we may be considered a "connected issuer" of each of National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc. Scotia Capital Inc. and AltaCorp Capital Inc. within the meaning of applicable Canadian securities legislation.

        See "Recent Developments" in this Prospectus Supplement for a description of the material terms of our Credit Facilities. As of May 26, 2014 outstanding borrowings under our Credit Facilities were approximately $373.2 million.

        As of the date of this Prospectus Supplement, we are in compliance with the terms of our Credit Facilities. Since the indebtedness under our Credit Facilities was incurred, our consolidated financial position has not changed materially. None of the lenders have waived any breach of the Credit Facilities since the execution of the credit agreement relating thereto.

        None of the lenders were involved in the decision of the Offering or were involved in the determination of the terms of the Offering, including structure and pricing. As a consequence of the Offering, the Underwriters named above will receive a commission in respect of the Offered Shares sold through such Underwriters and the lenders will receive a portion of the net proceeds from the Offering as a repayment of outstanding indebtedness under our Credit Facilities. See "Use of Proceeds". Because more than 5% of this Offering may be received by affiliates of the Underwriters, this Offering is being conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority Inc. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this Offering, as the Common Shares have a "bona fide public market" contemplated by such rule.

 PRIOR SALES

        Other than as set forth in the Prospectus, we have not sold or issued any Common Shares or securities convertible into Common Shares during the 12 month period prior to the date of this Prospectus. See "Prior Sales" in the Prospectus.

MARKET FOR SECURITIES

        We have applied to the TSX to list the Offered Shares In addition, application has been made to list the Offered Shares on the NYSE MKT. Listing will be subject to us fulfilling all of the listing requirements of the TSX and the NYSE MKT, as applicable. On May 26, 2014, the last trading day on the TSX prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was CDN$10.23 per Common Share. On May 23, 2014, the last trading day on the NYSE MKT prior to the public announcement of the Offering, the closing price of the Common Shares on the NYSE MKT was US$9.39 per Common Share

        The high and low sale prices and the trading volume for the period of May 1-26, 2014 on the TSX are $11.65, $9.47 and 61,471,845, respectively.

        The high and low sale prices and the trading volume for the period of May 1-23, 2014 on the NYSE MKT are US$10.70, US$8.84, and 6,618,974, respectively.

        See "Market for Securities" in the Prospectus.

LEGAL MATTERS

        Certain Canadian legal matters relating to the Common Shares will be passed upon for us by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, Canada, and on behalf of the Underwriters by Torys LLP, Calgary, Alberta, Canada, and certain United States legal matters will be passed upon for us by Dorsey & Whitney LLP, Vancouver, British Columbia, Canada and Seattle, Washington, United States and on behalf of the Underwriters by Skadden Arps, Slate, Meagher and Flom LLP, Toronto, Ontario, Canada and New York, New York.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

        In the opinion of Burnet, Duckworth & Palmer LLP, counsel to us, and Torys LLP, counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to a holder who acquires Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, beneficially owns Common Shares as capital property, and deals at arm's length with, and is not affiliated with, the Corporation and the Underwriters (a "Holder"). The Common Shares will generally be considered to be capital property for this purpose unless either the Holder holds (or will hold) such Common Shares in the course of carrying on a business, or the Holder has acquired (or will acquire) such Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (a) that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) whose functional currency for purposes of the Tax Act is the currency of a country other than Canada; or (e) that has entered (or will enter) into, with respect to its Common Shares, a "derivative forward agreement" as defined in the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor.

        This summary is based upon the current provisions of the Tax Act and counsel's understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.

Residents of Canada

        The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are (or are deemed to be) residents of Canada ("Resident Holders").

        A Resident Holder whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election pursuant to subsection 39(4) of the Tax Act such that the Common Shares and every "Canadian security" (as defined in the Tax Act) owned by the Resident Holder in the taxation year of the election and in all subsequent taxation years are deemed to be capital property. Resident Holders should consult their own tax advisors prior to making such an election.

Dividends on Common Shares

        Dividends received or deemed to be received on the Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. The Corporation may, upon notice to its shareholders, designate all or a portion of such dividends as "eligible dividends", which are entitled to the enhanced dividend tax credit. The amount of the dividend received by an individual but not the amount of the gross-up, may be subject to alternative minimum tax.

        Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will be included in its income and will generally also be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax at a rate of 33% on dividends received or deemed to be received on Common Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income.

Dispositions of Common Shares

        A disposition, or a deemed disposition, of a Common Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market or on a tax-deferred exchange) by a Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, or deemed proceeds of disposition, of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Holder. For this purpose, the adjusted cost base to a Resident Holder of a Common Share will be determined at any time by averaging the cost of such Common Share with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under "Resident Holders — Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder for a taxation year must be included in the Resident Holder's income in the year. A Resident Holder is required to deduct one-half of any capital loss (an "allowable capital loss") realized in the year from taxable capital gains realized in that year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years, or in any subsequent year, from net taxable capital gains realized in such years (but not against other income) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized on the disposition of a Common

Share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the Common Share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or through a trust or partnership. Taxable capital gains realized by a Resident Holder who is an individual may give rise to alternative minimum tax depending on the Resident Holder's circumstances.

        A Resident Holder that is throughout its taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax at a rate of 6 2/3% on certain investment income, including taxable capital gains.

Non-Resident Holders

        The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are not (and are not deemed to be) residents of Canada and will not use or hold (and will not be deemed to use or hold) the Common Shares in, or in the course of, carrying on a business or part of a business in Canada ("Non-Resident Holders"). In addition, this discussion does not apply to a "registered non-resident insurer" or an "authorized foreign bank", both within the meaning of the Tax Act.

        The term "US Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Income Tax Convention (1980) as amended, (the "Convention"), is at all relevant times a resident of the United States for purposes of the Convention and is a "qualifying person" within the meaning of the Convention. In some circumstances, fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. Not all persons who are resident of the U.S. for purposes of the Convention will qualify for the benefits of the Convention. US Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

        Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary does not apply to a Non-Resident Holder that is subject to the proposed "treaty shopping" rule contained in the 2014 Canadian federal budget released on February 11, 2014. Such Holders should consult their own advisers.

Currency Conversion

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Dividends on Common Shares

        Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

        For example, the rate of withholding tax applicable to a dividend paid on the Common Shares to a US Holder who beneficially owns the dividend will generally be reduced to 15% or, if the Non-Resident Holder is a corporation that owns at least 10% of the voting stock of the Corporation, to 5%. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

        The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Dispositions of Common Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Common Shares (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the holder is not entitled to relief under an income tax treaty or convention.

        As long as the Common Shares are listed at that time on a "designated stock exchange", which currently includes the TSX and NYSE MKT, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, one or more partnerships in which the Non-Resident Holder or such persons holds a membership interest (either directly or indirectly through one or more partnerships), or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation and the Common Shares derived (directly or indirectly) more than 50% of their fair market value from real or immovable property situated in Canada, Canadian resource properties, timber resource properties or options or interests in respect of any such property.

        If the Common Shares are considered taxable Canadian property to a Non-Resident Holder, an applicable income tax treaty or convention may exempt that Non-Resident Holder from tax under the Tax Act in respect of their disposition. If a Non-Resident Holder to whom Common Shares are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an applicable tax treaty or convention, the consequences described under "Residents of Canada — Dispositions of Common Shares" will generally apply.

        As long as the Common Shares are listed at the time of their disposition on a "designated stock exchange" (as defined in the Tax Act), which currently includes the TSX and NYSE MKT, a Non-Resident Holder who disposes of Common Shares that are taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Tax Act.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

        The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Prospectus Supplement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

        No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

  •
  a citizen or an individual who is a resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

        The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of our current or accumulated "earnings and profits," as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated "earnings and profits," such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Share and thereafter as gain from the sale or exchange of such Offered Share (see "Sale or Other Taxable Disposition of Offered Shares" below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to the Offered Shares will constitute dividend income for U.S. federal income tax purposes. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

        If we were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. We believe that we were not a PFIC during the prior tax year, and based on current business plans and financial expectations, we expect that we should not be a PFIC for the current tax year and expect that we should not be a PFIC for the foreseeable future. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that we have never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

        In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

        We generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which we hold at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the "income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

        If we were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by us on the Offered Shares and with respect to gain from the disposition of Offered Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from us during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

        While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

        U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to us or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

        Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its

U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Offered Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

        Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's

U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in the Prospectus under the heading "Documents Filed As Part of the Registration Statement", the documents specified in this Prospectus Supplement under the heading "Documents Incorporated by Reference" and the form of Underwriting Agreement have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-195668) of which this Prospectus Supplement and the Prospectus form a part.

Base Shelf Prospectus

This short form prospectus has been filed under legislation in all provinces of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution". No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice-President, Finance and Chief Financial Officer of Bellatrix Exploration Ltd. at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3T6, Telephone (403) 266-8670 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	May 9, 2014

CDN$750,000,000

Common Shares
Subscription Receipts
Warrants
Units

We may, from time to time, offer for sale under this short form prospectus, during the 25-month period that this short form prospectus, including any amendments hereto (the "Prospectus"), remains effective, up to CDN$750,000,000 (or the equivalent in other currencies or currency units at the time of issue) of: (i) common shares (the "Common Shares"); (ii) subscription receipts (the "Subscription Receipts"); (iii) warrants (the "Warrants"); or (iv) units comprising any combination of the foregoing securities (the "Units" and, together with the Common Shares, Subscription Receipts and Warrants, the "Securities").

Investing in the Securities involves risk. See "Risk Factors".

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Our financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles (which are currently International Financial Reporting Standards as issued by the International Accounting Services Board ("IFRS")) and are subject to Canadian auditing standards. Thus, our financial statements may not be comparable to financial statements of United States companies.

The acquisition, holding or disposition of our Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any Prospectus Supplement (as defined below) may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and in any applicable Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances.

Certain data on oil and gas reserves incorporated by reference into this Prospectus or any applicable Prospectus Supplement has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Cautionary Note to U.S. Investors Regarding Presentation of Oil and Gas Information".

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Alberta, Canada, substantially all of our directors and officers and the experts named in this Prospectus are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets and our assets are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES REGULATOR, NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may offer Securities from time to time in one or more transactions in such amounts and, in the case of Subscription Receipts, Warrants and/or Units, with such terms, as we may determine in light of prevailing market conditions at the time of sale and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set forth in one or more prospectus supplements (each, a "Prospectus Supplement") including: (i) in the case of Common Shares, the number of Common Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution), the currency of the issue price and any other terms specific to the Common Shares being offered; (ii) in the case of Subscription Receipts, the number of such Subscription Receipts offered, the issue price, the currency of the issue price, the terms, conditions and procedures for the conversion, exchange or exercise of such Subscription Receipts, the amount and type of securities that holders thereof will receive upon such conversion or exercise and any other terms specific to the Subscription Receipts being offered; (iii) in the case of Warrants, the number of such Warrants offered, the issue price (if any), the currency of the issue price, exercise price or conversion price, as applicable, the terms, conditions and procedures for the conversion, exchange or exercise of such Warrants, the amount and type of securities that holders thereof will receive upon such conversion or exercise and any other terms specific to the Warrants being offered; and (iv) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), the terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest. This Prospectus may not be used to offer Securities unless accompanied by a Prospectus Supplement. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and thereon only by persons permitted to sell such Securities. We may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us, in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities. In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution."

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol "BXE". Any offering of Subscription Receipts, Warrants or Units would be a new issue of securities. There is no market through which the Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to re-sell the Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants or Units and the extent of issuer regulation. See "Risk Factors". Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants and Units will not be listed on any securities exchange.

You should rely only on the information contained or incorporated by reference in this Prospectus and any Prospectus Supplement prepared for a particular offering of Securities. We have not authorized anyone to provide you with information different from that contained in this Prospectus and any applicable Prospectus Supplement and the information contained in any documents incorporated by reference is accurate only as of the date of that document. The information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date of the Prospectus or any applicable Prospectus Supplement respectively and the information contained in any documents incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our Securities thereto.

The offering of Securities is subject to approval of certain legal matters on our behalf by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, Canada and Dorsey & Whitney LLP, Vancouver, British Columbia, Canada and Seattle, Washington, United States. No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head office is located at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3T6 and our registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

 ABOUT THIS PROSPECTUS

        Unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Bellatrix", the "Corporation", "we", "us" or "our" means Bellatrix Exploration Ltd. and its consolidated subsidiaries, if any, through which it conducts business.

        In this Prospectus and any Prospectus Supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. Therefore, all references to "CDN$", "$" or "dollars" are to the lawful currency of the Canada and all references to "US$" are to the lawful currency of the United States. See "Exchange Rates".

        Unless indicated otherwise, financial information in this Prospectus and any Prospectus Supplement, including the documents incorporated by reference herein and therein, has been prepared in accordance with IFRS and which differ in some significant respects from United States generally accepted accounting principles. Therefore, our financial statements may not be comparable to the financial statements of U.S. companies.

        We may, from time to time, sell any of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of CDN$750,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and the applicable Prospectus Supplement.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF
OIL AND GAS INFORMATION

        Unless otherwise stated, all production and reserve information in this Prospectus, any applicable Prospectus Supplement and any documents incorporated by reference herein and therein have been prepared in accordance with Canadian disclosure standards and definitions as set out in National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101") adopted by the Canadian Securities Administrators and the Canadian Oil and Gas Evaluation Handbook, prepared jointly by The Society of Petroleum Evaluation Engineers and the Canadian Institute of Mining, Metallurgy & Petroleum.

        NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference herein or in any Prospectus Supplement may include reserves designated as probable reserves, possible reserves and resources.

        The SEC definitions of proved, probable and possible reserves are different than the definitions set forth in NI 51-101. Therefore, proved, probable and possible reserves disclosed in the Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and/or a Prospectus Supplement may not be comparable to disclosure prepared under U.S. standards. The SEC currently requires U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others but permits the optional disclosure of probable and possible reserves after the deduction of royalties and interests of others. We may use certain terms in this Prospectus, any Prospectus Supplement or the documents incorporated herein or therein by reference, such as "resources", that the SEC would prohibit a U.S. oil and gas company from including in its filings with the SEC.

        Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using only forecast prices and costs set forth in the documents incorporated by reference herein. The SEC does not permit the disclosure of the net present value of future net revenue from reserves based on forecast prices and costs and requires that disclosure be based on historical 12-month average prices.

        Additional information prepared in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" issued by the United States Financial Accounting Standards Board relating to our petroleum and natural gas reserves is set forth in the supplementary oil and gas information that is incorporated herein by reference.

        The information set forth in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein or therein relating to our reserves, resources and future net revenues constitutes forward looking statements which are subject to certain risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In the interest of providing potential investors with information about us, including our management's assessment of future plans and operations, certain statements in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. Such forward-looking statements speak only as of their respective date and are expressly qualified by this cautionary statement.

        In addition to the "forward-looking statements" identified in the documents incorporated by reference and in any Prospectus Supplement, this Prospectus contains forward-looking statements relating to the use of the net proceeds received from any sale of the Securities. In addition, please note that information relating to estimates of our reserves in this Prospectus, any documents incorporated by reference or any Prospectus Supplement is deemed to be forward looking information, as such estimates involve the implied assessment, based on certain estimates and assumptions that the reserves described can be economically produced in the future.

        The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are based on certain key assumptions regarding, among other things, petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; and that other parties will continue to meet and satisfy their contractual obligations with Bellatrix. Forward-looking statements contained in certain documents incorporated by reference into this Prospectus are based on the key assumptions described in such documents. The reader is cautioned that such assumptions may prove to be incorrect.

        Actual results achieved during the forecast period will vary from the information provided in this Prospectus and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in this Prospectus and the documents incorporated herein by reference. Such factors include, but are not limited to:

  •
  risks associated with the exploration, development and production of oil and natural gas;

  •
  general economic conditions in Canada and globally;

  •
  fluctuations in the price of oil and natural gas and the ability to market our oil and natural gas production;

  •
  fluctuations in the market price of our Common Shares unrelated to our financial performance or prospects;

  •
  failure to realize anticipated benefits of acquisitions and dispositions;

  •
  dependence on third party operators for some of our operations;

  •
  risks associated with the projects that we carry out including delays and cost over-runs;

  •
  the availability of gathering and processing facilities and pipeline systems to deliver our production to market;

  •
  competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;

  •
  the costs associated with new technologies required to successfully and competitively recover oil and gas reserves;

  •
  the alternatives to and changing demand for petroleum products;

  •
  the effects of governmental regulation of the oil and gas industry;

  •
  actions taken by governmental authorities, including increases in taxes and royalties and changes in government regulations and incentive programs;

  •
  the potential for increasing regulation relating to hydraulic fracturing;

  •
  the effects of environmental legislation and compliance with such legislation on our business;

  •
  the effects of climate change legislation on our business;

  •
  variations in foreign exchange rates and interest rates;

  •
  our ability to finance our future capital expenditures from cash generated from operations, borrowings and future equity sales;

  •
  our ability to raise additional funds from debt and equity financings when necessary;

  •
  risks associated with borrowing base redeterminations and covenant compliance with respect to our credit facilities;

  •
  risks associated with any debt financings we may undertake;

  •
  the effects of hedging activity on financial results;

  •
  the availability of and access to drilling equipment to carry out our exploration and development activities;

  •
  the effects of any title defects with respect to our oil and gas properties;

  •
  the uncertainty of reserves estimates and reserves life;

  •
  risks associated with having sufficient insurance coverage and certain uninsured risks;

  •
  geopolitical risks including the effects of war, terrorism and other political developments on the oil and gas industry;

  •
  the dilutive effects of future equity issuances;

  •
  our ability to effectively manage our growth;

  •
  risks relating to the expiration of our oil and gas licenses and leases;

  •
  ability of residents of the United States and other foreign jurisdictions to enforce civil remedies;

  •
  the effects of the differences between Canadian and United States reserves and production reporting;

  •
  we currently do not pay dividends on the Common Shares and our ability to pay dividends in the future will depend on, among other things, our financial and operational results;

  •
  risks associated with litigation involving us;

  •
  risks associated with aboriginal claims involving our properties;

  •
  risks related to the breach of confidentiality agreements and provisions by third parties;

  •
  risks related to income taxes reassessments;

  •
  exposure to third party credit risk through our contractual arrangements;

  •
  risks related to conflicts of interest involving our directors and officers;

  •
  reliance on key personnel; and

  •
  risks related to the expansion of our operations into new activities.

        Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers should also carefully consider the matters discussed in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein, including our Annual Information Form (as defined below).

        There is no representation by us that actual results achieved during the forecast period will be the same in whole or in part as those forecasted. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference in this Prospectus, as of the date of such documents or, in the case of any Prospectus Supplement, as of the date of such Prospectus Supplement and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference herein and therein, are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

EXCHANGE RATES

        In this Prospectus, where applicable, and unless otherwise indicated, amounts are converted from Canadian dollars to United States dollars and vice versa by applying the noon rate of exchange for conversion of one Canadian dollar to United States dollars as reported by the Bank of Canada on May 8, 2014.

        The following tables set forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars in effect at the end of each of the periods indicated; and (ii) the average exchange rates for Canadian dollars expressed in United States dollars in effect during such period, in each case based on the noon rates as reported by the Bank of Canada.

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011
End of Period	$0.9047	$0.9402	$1.0051	$0.9833
Average	$0.9064	$0.9710	$1.0004	$1.0111
High	$0.9422	$1.0164	$1.0299	$1.0583
Low	$0.8888	$0.9348	$0.9599	$0.9430

        On May 8, 2014, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada noon rate, was $1.00=US$0.9210.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation formed under, and governed by, the laws of the Province of Alberta, Canada, and our principal place of business is in Canada. Substantially all of our directors and officers and the experts named in this Prospectus are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States.

        There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws. We filed with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form F-10, of which this Prospectus forms a part, with the SEC. This Prospectus does not contain all the information included in the registration statement. For further information about us and the Securities, please refer to the registration statement, including the exhibits to the registration statement. See "Documents Filed as Part of the Registration Statement".

        We are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with and to the SEC and with the Canadian provincial securities regulatory authorities. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        The reports and other information filed and furnished by us with the SEC can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You can also obtain copies of reports and other information that we file with the Canadian provincial securities commissions, which is available from the SEDAR website at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Executive Vice-President, Finance and Chief Financial Officer at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3T6, Telephone: (403) 266-8670. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's EDGAR system.

        The following documents filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  our annual information form for the year ended December 31, 2013 dated March 21, 2014 (the "Annual Information Form");

  (b)
  our audited financial statements as at December 31, 2013 and 2012 and for the years then ended, together with the notes thereto and the auditor's report thereon;

  (c)
  our management's discussion and analysis of operating and financial results for the year ended December 31, 2013;

  (d)
  our condensed interim unaudited financial statements as at March 31, 2014 and 2013 and for the three month periods ended March 31, 2014 and 2013, together with the notes thereto;

  (e)
  our management's discussion and analysis of operating and financial results for the three month period ended March 31, 2014;

  (f)
  our management information circular dated April 17, 2014 relating to the annual and special meeting of shareholders to be held on May 21, 2014;

  (g)
  our management information circular dated November 8, 2013 relating to the special meeting of shareholders held on December 10, 2013 excluding (i) the fairness opinions contained in Appendices G and H of such circular and all references to the fairness opinions contained therein; and (ii) the opinion expressed under the heading "Certain Canadian Federal Income Tax Considerations" of such circular and all references to such opinion contained therein (the "Arrangement Circular");

  (h)
  our business acquisition report dated December 20, 2013 (the "Angle BAR") with respect to the acquisition of Angle Energy Inc. ("Angle"); and

  (i)
  our supplementary oil and gas information prepared under United States standards, which was filed on SEDAR under the category "Other" on April 14, 2014.

        Any annual information form, audited consolidated financial statements (together with the auditor's report thereon) and related management's discussion and analysis, information circular, material change reports, business acquisition reports and condensed interim unaudited consolidated financial statements and related management's discussion and analysis subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Prospectus and prior to the expiry of this Prospectus, or the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with, or furnished to, the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). We may also incorporate other information filed with or furnished to the SEC under the Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

        Any statement contained in this Prospectus or in a document (or part of a document) incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into this Prospectus or to constitute a part of this Prospectus.

        Upon a new annual information form and corresponding annual financial statements and related management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, (a) the previous annual information form, (b) the previous annual financial statements and related management's discussion and analysis, (c) all interim financial statements and the related management's discussion and analysis prepared in respect of period ending before the end of the financial year in respect of which the new annual information form is filed, (d) all material change reports filed before the end of the financial year in respect of which the new annual information form is filed, (e) all business acquisition reports and information circulars filed before the commencement of the financial year in respect of which the new annual information form is filed, and (f) all information circulars filed before the commencement of the financial year in respect of which the new annual information form is filed, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the related management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim consolidated financial statements and the related management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of Shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        One or more Prospectus Supplements containing the specific variable terms for an issue of Securities and other information in relation to those Securities will be delivered or made available to purchasers of such Securities together with this Prospectus to the extent required by applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

        You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement and on the other information included in the registration statement on Form F-10 of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. References to our website in any documents that are incorporated by reference into this Prospectus or any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference. An investor should not assume that the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

 BELLATRIX EXPLORATION LTD.

        Bellatrix Exploration Ltd. is a Western Canadian-based growth-oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Our business plan is to create sustainable and profitable per share growth in reserves, production and cash flow in the oil and gas industry. To accomplish this, we pursue an integrated growth strategy with active development and exploration drilling within our core areas, together with focused acquisitions. We intend to continue to target areas and prospects that we believe could result in meaningful reserve and production additions.

        Our principal and head office is located at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3T6 and our registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

RISK FACTORS

        An investment in the Securities is subject to various risks. If any of these risks occur, our production, revenues and financial condition could be materially harmed. As a result, the trading price of the Securities could decline, and you could lose all or part of your investment. In addition to the risk factor set forth below, risk factors relating to our business are discussed under the heading "Risk Factors" in our Annual Information Form, which risk factors are incorporated herein by reference. In addition, before deciding whether to invest in any Securities, investors should also consider carefully the risk factors included in any documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) and those described in any Prospectus Supplement relating to a specific offering of Securities.

No Trading Market for the Subscription Receipts, Warrants and Units

        Prior to an offering of Subscription Receipts, Warrants and Units, there will be no public market for the Subscription Receipts, Warrants and Units. There can be no assurance that an active trading market for the Subscription Receipts, Warrants and Units will develop or be sustained. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell Subscription Receipts, Warrants and Units purchased under this Prospectus and the relevant Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices and the liquidity of the Subscription Receipts, Warrants and Units. If an active trading market for any Subscription Receipts, Warrants and Units does not develop, the trading liquidity of the relevant securities will be limited and the market value of the relevant securities may be reduced.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in our share or loan capital, on a consolidated basis, since March 31, 2014.

        As at March 31, 2014, we had 172,761,228 Common Shares and options to acquire 9,472,505 Common Shares (issued pursuant to our stock option plan) outstanding.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for working capital and general corporate purposes, which may include, without limitation, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures. The amount of net proceeds to be used for any such purposes will be described in a Prospectus Supplement. The net proceeds to be derived from the sale of Securities will be the issue price less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. We may invest funds that we do not immediately use in short-term marketable investment grade securities.

DESCRIPTION OF COMMON SHARES

        We are authorized to issue an unlimited number of Common Shares. The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders. Holders of Common Shares have the right to receive any dividends declared by our board of directors on the Common Shares. Holders of Common Shares have the right to receive pro rata our remaining assets in the event of our liquidation, dissolution or winding-up.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The following description of the terms of the Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. Subscription Receipts may be offered separately or in combination with other Securities.

        The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

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  the designation and aggregate number of Subscription Receipts offered;

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  the price at which the Subscription Receipts will be offered;

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  the currency or currencies in which the Subscription Receipts are denominated;

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  the number and type of securities that may be acquired upon the exercise or conversion of the Subscription Receipts and conditions and procedures that will result in an adjustment of that number;

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  the conditions upon which the Subscription Receipts will convert into other securities;

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  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Subscription Receipts; and

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  any other material terms of the Subscription Receipts.

        The Subscription Receipts will be issued under a subscription receipt agreement. Original purchasers of Subscription Receipts (or Units comprised partly thereof) will have a contractual right of rescission against the Corporation, following the issuance of the underlying securities to such purchasers, to receive the amount paid for the Subscription Receipts in the event that the Prospectus and any applicable Prospectus Supplement (including the documents incorporated by reference) and any amendment thereto contain a misrepresentation, provided that such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts (or Units comprised partly thereof). This contractual right of rescission will be in addition to any right or remedy available to original purchasers under the securities legislation of certain provinces of Canada or otherwise at law.

        Before the exercise or conversion of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of Common Shares. We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

        The following description of the terms of the Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with other Securities.

        The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

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  the designation and aggregate number of Warrants offered;

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  the price at which the Warrants will be offered;

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  the currency or currencies in which the Warrants are denominated;

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  the number and type of Securities that may be purchased on the exercise of the Warrants and conditions and procedures that will result in an adjustment of that number;

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  the exercise price of the Warrants and the dates or periods during which the Warrants are exercisable;

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  any minimum or maximum amount of Warrants that may be exercised at any one time;

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  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; and

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  any other material terms of the Warrants.

        One or more warrant indentures or agreements between us and a warrant agent, that we will name in the applicable Prospectus Supplement, may be applicable to any issuance of Warrants. Original purchasers of Warrants (or Units comprised partly thereof) will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrants. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the Warrants, in the event that this Prospectus and any applicable Prospectus Supplement (including the documents incorporated by reference and any amendment thereto) contain a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Warrants (or Units comprised partly thereof) under this Prospectus and any applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Warrants (or Units comprised partly thereof) under this Prospectus and any applicable Prospectus Supplement. This contractual right of rescission will be in addition to any right or remedy available to original purchasers under the securities legislation of certain provinces of Canada or otherwise at law.

        Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of Common Shares. We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF UNITS

        We may issue Units comprised of one or more of the Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security (including, in the case of a Subscription Receipt or Warrant, a contractual right of rescission — see "Description of Subscription Receipts" and "Description of Warrants"). The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

        The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

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  the designation and aggregate number of Units offered;

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  the price at which the Units will be offered;

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  the currency or currencies in which the Units are denominated;

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  the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

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  any provisions for the issuance, payment, settlement, transfer, adjustment or exchange of the Units or of the Securities comprising the Units; and

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  any other material terms of the Units.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

        We may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including:

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  the name or names of any underwriters, dealers, or agents;

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  the purchase price of, and form of consideration for, the Securities and the proceeds to be received by us;

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  any delayed delivery arrangements;

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  any underwriting commissions, fees, discounts and other items constituting underwriters' compensation;

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  the offering price for Securities (or the manner of determination thereof if offered on a non-fixed price basis);

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  any discounts or concessions allowed or reallowed or paid to dealers; and

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  any securities exchanges on which the securities may be listed.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the offering price fixed in the applicable Prospectus Supplement, the underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Securities remaining unsold. Any such reduction will not affect the proceeds received by the Corporation but will affect the compensation realized by the underwriters as such compensation will accordingly be reduced by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian provincial securities legislation, or to contribution with respect to payments that such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Any offering of Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants or Units will not be listed on any securities exchange or any automated dealer quotation system. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Certain dealers may make a market in the Subscription Receipts, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Subscription Receipts, Warrants or Units or as to the liquidity of the trading market, if any, for the Subscription Receipts, Warrants or Units.

 PRIOR SALES

        We have not sold or issued any Common Shares or securities convertible into Common Shares during the 12-month period prior to the date of this Prospectus other than the following:

Date	Type of Security	Number of Securities	Price per Security ($)
July 2013(1)	Common Shares	10,332	3.88 – 5.42
August 2013(1)	Common Shares	612,999	0.65 – 5.45
August 19, 2013(2)	Options	517,000	6.93
September 2013(1)	Common Shares	85,333	1.79 – 4.91
September 2013(3)	Common Shares	896,605	5.60
September 19, 2013(2)	Options	260,000	7.62
September 23, 2013(2)	Options	1,000	7.74
October 2013(1)	Common Shares	10,000	0.65 – 1.25
October 2013(3)	Common Shares	8,817,855	5.60
October 2013(4)	Common Shares	80,388	7.62
November 5, 2013(5)	Common Shares	21,875,000	8.00
December 11, 2013(6)	Common Shares	30,230,998	—
December 23, 2013(2)	Options	2,503,500	8.00
December 2013(1)	Common Shares	418,433	0.65 – 4.06
January 1, 2014(2)	Options	45,000	7.74
January 10, 2014(2)	Options	20,000	8.05
January 2014(1)	Common Shares	520,621	0.65 – 4.24
March 24, 2014(2)	Options	163,000	8.84
March 2014(1)	Common Shares	1,250,002	0.65 – 5.33
April 22, 2014(2)	Options	56,000	10.04
April 2014(1)	Common Shares	227,333	4.33

Notes:

(1)
Common Shares issued upon the exercise of options granted under our stock option plan. The figures in the table aggregate Common Shares issued on exercise of options during the month indicated.

(2)
Represents options to purchase Common Shares granted pursuant to our stock option plan. The value listed as the "price per security" represents the exercise price of the options granted.

(3)
Common Shares issued on the conversion of our 4.75% convertible unsecured subordinated debentures.

(4)
Common Shares issued on the redemption of our 4.75% convertible unsecured subordinated debentures.

(5)
Issued pursuant to a "bought deal" financing through a syndicate of underwriters pursuant to a short form prospectus.

(6)
Issued as consideration pursuant to the acquisition by us of all of the issued and outstanding common shares of Angle pursuant to a plan of arrangement under the Business Corporations Act (Alberta). For each common share of Angle, each shareholder of Angle received at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Common Share, subject to the cash amount payable to Angle shareholders equalling $69.7 million and thus subject to prorating.

 MARKET FOR SECURITIES

Common Shares

        Our Common Shares are listed and trade on the TSX and NYSE MKT and trade under the symbol "BXE". The following tables sets forth the price range and trading volume of the Common Shares on the TSX and NYSE MKT for the periods indicated.

TSX

Period	High ($)	Low ($)	Volume
2013
January	5.05	4.03	9,223,482
February	5.75	5.02	6,627,721
March	6.70	5.20	10,553,442
April	6.94	5.76	15,874,713
May	6.30	5.44	9,305,727
June	6.48	4.70	15,721,087
July	7.10	6.32	10,087,922
August	7.35	6.70	10,406,442
September	8.02	6.72	19,158,835
October	8.52	7.65	48,474,967
November	7.96	6.65	35,810,175
December	7.93	7.04	20,962,931
2014
January	8.66	7.64	34,284,312
February	8.45	7.76	13,860,667
March	9.44	8.29	24,286,566
April	10.92	9.11	32,818,692
May (1 – 8)	11.65	10.62	16,456,567

NYSE MKT

Period	High (US$)	Low (US$)	Volume
2013
January	5.10	4.10	1,121,699
February	5.61	5.00	862,837
March	6.60	5.04	2,046,885
April	6.85	5.63	1,442,211
May	6.25	5.22	1,334,996
June	6.15	4.55	1,545,435
July	6.85	6.00	1,566,766
August	7.50	6.39	1,990,663
September	7.77	6.39	2,167,337
October	8.43	7.41	3,725,862
November	7.63	6.38	3,748,779
December	7.60	6.61	3,509,065
2014
January	7.88	6.93	3,016,889
February	7.65	6.98	2,508,514
March	8.55	7.47	3,943,964
April	10.00	8.26	5,743,095
May (1 – 8)	10.70	9.69	2,290,682

 LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement, certain Canadian legal matters relating to the Securities will be passed upon for us by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, Canada, and certain United States legal matters will be passed upon for us by Dorsey & Whitney LLP, Vancouver, British Columbia, Canada and Seattle, Washington, United States.

INTEREST OF EXPERTS

        Reserve estimates relating to the Corporation contained in the Annual Information Form, which is incorporated by reference herein, are based upon reports prepared by Sproule Associates Ltd. ("Sproule"), the Corporation's independent reserves evaluator. Reserve estimates relating to Angle's properties contained or incorporated by reference in the Angle BAR and the Arrangement Circular, which are incorporated by reference herein, are based upon reports prepared by GLJ Petroleum Consultants Ltd. ("GLJ"), Angle's independent reserves evaluator. As of the date hereof, none of the "designated professionals" (as defined in Form 51-102F2 of National Instrument 51-102 — Continuous Disclosure Obligations) of Sproule or GLJ have any registered or beneficial interest, direct or indirect, in any of Bellatrix's securities or other property or of Bellatrix's associates or affiliates either at the time they prepared a report, evaluation, statement or opinion prepared by it, at any time thereafter or to be received by them.

        In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

        KPMG LLP are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant United States professional and regulatory standards.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences generally applicable to an investor who is a resident of Canada or who is a non-resident of Canada of acquiring, owning or disposing of any Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

        The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities by an investor who is subject to United States federal taxation.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) consents of independent auditors and designated professionals; and (iii) powers of attorney from our directors and officers (included on the signature pages of the registration statement).

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TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS FOR BASE SHELF PROSPECTUS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
BELLATRIX
RECENT DEVELOPMENTS
RISK FACTORS
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
PLAN OF DISTRIBUTION
RELATIONSHIP AMONG BELLATRIX AND CERTAIN UNDERWRITERS (CONFLICTS OF INTERESTS)
PRIOR SALES
MARKET FOR SECURITIES
LEGAL MATTERS
CERTAIN CANADIAN INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF OIL AND GAS INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXCHANGE RATES
ENFORCEABILITY OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
BELLATRIX EXPLORATION LTD.
RISK FACTORS
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF SUBSCRIPTION RECEIPTS
DESCRIPTION OF WARRANTS
DESCRIPTION OF UNITS
PLAN OF DISTRIBUTION
PRIOR SALES
MARKET FOR SECURITIES
LEGAL MATTERS
INTEREST OF EXPERTS
CERTAIN INCOME TAX CONSIDERATIONS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT